UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(AMENDMENT 1) *

TUMI RESOURCES LIMITED

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

899694 10 3

(CUSIP Number)

Dean M. Smurthwaite, Esq., 455 Sherman Street, Suite 300, Denver, CO 80203, 303-777-3737

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications)

January 14, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS NICK DEMARE I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (See Instructions) (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,327,775
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,327,775
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,327,775
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON (See Instructions) IN

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7	2 OF 5

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 899694 10 3	Page 3 of 5

Item. 1	Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the Common Shares, no par value, of Tumi Resources Limited (the “Issuer”). The Issuer’s principal executive offices are located at #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, CANADA.

Item 2.	Identity and Background.

This statement is filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, by Nick DeMare.

Mr. DeMare beneficially owns shares of the Issuer’s common stock in his own name and through DNG Capital Corp. (“DNG Capital”), an entity wholly owned by Mr. Demare.

Mr. DeMare is a citizen and resident of Canada. Mr. DeMare’s business address is #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7 CANADA.

Since May, 1991, Mr. DeMare has been the President of Chase Management Ltd. (“Chase”), a private company which provides a broad range of administrative, management and financial services to private and public companies engaged in mineral exploration and development, gold and silver production, oil and gas exploration and production and venture capital. Mr. DeMare indirectly owns 100% of Chase. Chase’s address is #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7 CANADA. Mr. DeMare is also an officer and director of the Issuer.

During the last five years, Mr. DeMare has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree, or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Mr. DeMare and DNG Capital acquired shares of the Issuer’s common stock from various sources, including, but not limited to, purchases from the Issuer in private and public offerings, purchases from private individuals and entities, and purchases in the open market. In addition, Mr. DeMare and DNG Capital have sold shares in private transactions and through the public market. All of the transactions were funded through Mr. DeMare’s personal funds or the working capital of DNG Capital.

Except as disclosed below, there have been no acquisitions or dispositions of the Issuer’s common shares made by Mr. DeMare within the last 60 days. During the last 60 days, Mr. DeMare and DNG Capital have acquired and disposed of shares of the Issuer’s common stock, as follows:

Date of Transaction	No. of Shares Acquired or (Disposed)	Purchase/ Sale Price CDN$	Source of Funds (personal, bank, working capital, affiliate, from the Issuer, other)	Method of Acquisition or Disposition (private/public)
12/19/2006	18,500	$0.48	Working Capital	Acquisition in the public market
12/20/2006	1,500	$0.50	Working Capital	Acquisition in the public market
12/21/2006	10,000	$0.48	Working Capital	Acquisition in the public market

CUSIP No. 899694 10 3	Page 4 of 5

Item 4.	Purpose of Transaction.

(a)

Mr. DeMare is holding his shares of the Issuer (including shares held by DNG Capital) for investment purposes but may transfer or sell the shares as necessary, and may acquire additional shares (in his own name, through DNG Captial, or through other entities).

Mr. DeMare does not have any other present plans or proposals that relate to or would result in:

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any subsidiary thereof;

(c)	a sale or transfer of a material amount of assets of the Issuer or any subsidiary thereof;

(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	changes in the Issuer’s charter or bylaws, or instruments corresponding thereto, or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on NASDAQ;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

Notwithstanding the foregoing, Mr. DeMare will continue to review his investment in the Issuer and reserves the right to change his intentions with respect to any or all of such matters.

Item 5.	Interest in Securities of the Issuer.

(a)

As of January 14, 2007, Mr. DeMare owned beneficially 1,327,775 (5.2%, based upon 25,347,597 shares outstanding as of January 14, 2007) of the Issuer’s common shares. Mr. DeMare’s beneficial ownership includes:

(i)	647,075 shares of the Issuer’s common stock held by Mr. DeMare, individually;

(ii)          Options to acquire an additional 350,000 common shares held by Mr. DeMare, individually, in the following amounts and exercise prices:

1)	144,000 at a price of CDN$0.50 per share;
2)	41,000 at a price of CDN$0.30 per share;
3)	70,000 at a price of CDN$0.50 per share;
4)	95,000 at a price of CDN$0.62 per share; and

(iii)	330,700 shares of the Issuer’s common stock held by DNG Capital.

(b)	Mr. DeMare has the sole power to vote and to dispose of 1,327,775 of the Issuer’s common shares.

CUSIP No. 899694 10 3	Page 5 of 5

(c)

During the prior 60 days, Mr. DeMare did not have any transactions in the shares of the Issuer, other than as described above in Item 3. See “Item 3. Source and Amount of Funds or Other Consideration.”

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the common shares held by Mr. DeMare.

(e)	As of January 14, 2007, Mr. DeMare continues to be the beneficial owner of more than five percent of the outstanding common shares of the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7.	Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 14, 2007	By: /s/ Nick DeMare Nick DeMare